

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 30, 2017

Mr. Thomas W. Casey
Chief Financial Officer
LendingClub Corporation
71 Stevenson Street, Suite 300
San Francisco, CA 94105

      Re: LendingClub Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2016
              File No. 001-36771

Dear Mr. Casey:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Michael Volley

              Michael Volley
              Staff Accountant
              Office of Financial Services